ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated May 5, 2010

UBS AG $• Return Optimization Securities Linked to the iShares® MSCI Emerging Markets Index Fund due on or about •

Investment Description

UBS AG Return Optimization Securities (“ROS”) are senior unsecured debt securities issued by UBS AG (“UBS” or the “Issuer”) linked to the iShares® MSCI Emerging Markets Index Fund. The ROS are designed to provide enhanced exposure to the potential positive performance of the iShares® MSCI Emerging Markets Index Fund (the “underlying equity”) up to the maximum gain. If the ending price is greater than the starting price (as defined herein) on the final valuation date, at maturity you will receive the principal amount plus a positive return equal to the underlying return (as defined herein) multiplied by 5, up to the maximum gain of between 35% and 42% (to be determined on the trade date). If the ending price is less than the starting price on the final valuation date, at maturity you will receive the principal amount reduced by 1% for every 1% by which the ending price is less than the starting price. You will not receive periodic interest or dividend payments during the term of the ROS. Investing in the ROS involves significant risks. You may lose some or all of your principal amount if the underlying return is negative. Any payment on the ROS is subject to the creditworthiness of the issuer.

Features
☐	Tactical Investment Opportunity: At maturity, the ROS enhance the positive returns of the underlying equity up to the maximum gain while providing 1-for-1 downside exposure. In moderate-return environments, this strategy provides the opportunity to outperform investments that track the performance of the underlying equity.
☐	Enhanced Return Strategy: The ROS provide the opportunity to receive an enhanced return by multiplying a positive underlying return by the multiplier of 5, up to the maximum gain.
☐	Diversification Opportunity: The ROS provide an opportunity to diversify your portfolio through exposure to equities listed in emerging markets.
Security Offerings

This free writing prospectus relates to fifteen separate offerings of ROS. Each of the fifteen ROS is linked to the iShares® MSCI Emerging Markets Index Fund. For expected trade dates, settlement dates, final valuation dates and maturity dates, see “Expected Offering Schedule” on page 4. The performance of any one ROS will not depend on the performance of any other ROS.

The starting price for each ROS will be set on the respective trade date for that ROS. The return of each ROS, if any, is subject to, and will in no event exceed, the predetermined maximum gain of between 35% and 42% (to be determined individually on the respective trade date for each ROS) and, accordingly, any return at maturity will not exceed the specified maximum gain. Each ROS is offered at a minimum investment of $1,000 and in denominations of $10 in excess thereof.

Underlying Equity	Term	Maximum Gain*	Maximum Payment at Maturity per $10.00 Security*	Starting Price*	CUSIP	ISIN
iShares® MSCI Emerging Markets Index Fund	2 years	35% to 42%	$13.50 to $14.20	•	•	•
*	To be determined on the respective trade date for the respective ROS.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms set forth in the Return Optimization Securities product supplement (the “product supplement”), the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 9 and the more detailed “Risk Factors” beginning on page PS-12 of the product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal at maturity and are fully exposed to any decline in the price of the underlying equity.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, the product supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

The ROS will not be listed on any U.S. securities exchange or quotation system.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	$10	$0.20	$9.80
Total	$•	$•	$•

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the ROS) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to these offerings that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the product supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

Return Optimization Securities product supplement dated May 5, 2010:

http://www.sec.gov/Archives/edgar/data/1114446/000139340110000224/c183490_690487-424b2.htm

Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, “ROS” or the “Securities” refer to fifteen different ROS that are offered hereby. Also, references to the “Return Optimization Securities product supplement” mean the UBS product supplement, dated May 5, 2010, relating to the ROS generally, and references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants”, dated January 13, 2009.

Investor Suitability

A ROS may be suitable for you if:

♦	You seek an investment with an enhanced return linked to the performance of the underlying equity and you believe the price of one share of the underlying equity will increase moderately over the term of the ROS — meaning that such an increase, as magnified by the multiplier, is unlikely to exceed the maximum gain indicated herein at maturity.
♦	You are willing to make an investment that is exposed to the full downside performance of the underlying equity and does not guarantee any return of principal at maturity.
♦	You are willing to invest in securities for which your potential return is capped at the maximum gain of between 35% and 42% (to be determined on the trade date).
♦	You are willing to forgo dividends or other distributions paid on the underlying equity.
♦	You are willing to hold the ROS to maturity, a term of 2 years.
♦	You are aware that there may be little or no secondary market for the ROS.
♦	You do not seek current income from this investment.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the ROS.

A ROS may not be suitable for you if:

♦	You do not believe the price of one share of the underlying equity will increase over the term of the ROS, or you believe the price of one share of the underlying equity will increase by more than the indicated maximum gain at maturity.
♦	You seek an investment that is not exposed to the full downside performance of the underlying equity and that guarantees some return of principal at maturity.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by UBS or another issuer with a similar credit rating.
♦	You seek an investment whose return is not subject to a cap that is equal to the maximum gain.
♦	You prefer to receive the dividends or other distributions paid on the underlying equity.
♦	You are unable or unwilling to hold the ROS to maturity, a term of 2 years.
♦	You seek an investment for which there will be an active secondary market.
♦	You seek current income from this investment.
♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the ROS.

The suitability considerations identified above are not exhaustive. Whether or not the ROS are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the ROS in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 9 of this free writing prospectus for risks related to an investment in the ROS.

Expected Offering Schedule

Trade Date	Settlement Date	Final Valuation Date	Maturity Date
May 5, 2010	May 10, 2010	May 7, 2012	May 10, 2012
May 6, 2010	May 11, 2010	May 8, 2012	May 11, 2012
May 7, 2010	May 12, 2010	May 9, 2012	May 14, 2012
May 10, 2010	May 13, 2010	May 9, 2012	May 14, 2012
May 11, 2010	May 14, 2010	May 9, 2012	May 14, 2012
May 12, 2010	May 17, 2010	May 14, 2012	May 17, 2012
May 13, 2010	May 18, 2010	May 15, 2012	May 18, 2012
May 14, 2010	May 19, 2010	May 16, 2012	May 21, 2012
May 17, 2010	May 20, 2010	May 16, 2012	May 21, 2012
May 18, 2010	May 21, 2010	May 16, 2012	May 21, 2012
May 19, 2010	May 24, 2010	May 21, 2012	May 24, 2012
May 20, 2010	May 25, 2010	May 22, 2012	May 25, 2012
May 21, 2010	May 26, 2010	May 23, 2012	May 29, 2012
May 24, 2010	May 27, 2010	May 23, 2012	May 29, 2012
May 25, 2010	May 28, 2010	May 23, 2012	May 29, 2012

We reserve the right to cancel, suspend, postpone or terminate any offering at any time prior to issuance. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of each ROS remains the same.

Common Terms for Each Offering of the ROS

Issuer	UBS AG(1)
Principal Amount	$10.00 per Security
Term	2 years
Payment at Maturity	You will receive a cash payment at maturity linked to the performance of the underlying equity during the term of the ROS.
If the underlying return is greater than zero, you will receive the sum of (a) the principal amount plus (b) the principal amount multiplied by the lesser of (i) the maximum gain and (ii) (the underlying return multiplied by the multiplier):
$10.00 + [$10.00 × (the lesser of (i) the maximum gain and (ii) the underlying return multiplied by the multiplier)]
If the underlying return is zero, you will receive your principal amount of: $10.00
If the underlying return is less than zero, you will lose 1% of your principal amount for each 1% that the ending price is less than the starting price:
$10.00 + ($10.00 × underlying return)
Accordingly, the ROS do not guarantee any return of principal at maturity. The ROS are fully exposed to any decline in the price of the underlying equity.
Multiplier	5
Maximum Gain	Between 35% and 42% (the maximum gain will be determined on the trade date)
Underlying Return	Ending Price – Starting Price Starting Price
Starting Price	With respect to each offering, the intra-day price or the closing price of the underlying equity on the respective trade date, as determined by the calculation agent (as may be adjusted in the case of certain adjustment events as described under “General Terms of the Securities — Antidilution Adjustments” in the ROS product supplement).
Ending Price	With respect to each offering of ROS, the closing price of the underlying equity on the respective final valuation date, as determined by the calculation agent.
Closing Price	The closing price of the underlying equity on any trading day will be the closing price of one share of the underlying equity as determined by the calculation agent based upon the last reported sale price for the underlying equity during the principal trading session on such day on the principal United States securities exchange on which the underlying equity is listed or admitted to trading.
Intra-day Price	The intra-day price of the underlying equity on any trading day will be the price of one share of the underlying equity on such trading day as determined by the calculation agent at such time of day as agreed to between you and the Issuer and set forth in the pricing supplement related to your ROS.
Calculation Agent	UBS Securities LLC, or any successor thereto.

Determining Payment at Maturity

As such, you could lose up to the entire principal amount of your ROS depending on how much the price of the underlying equity decreases over the term of the ROS.

(1)	The ROS will be booked through either UBS AG, Jersey Branch or UBS AG, London Branch. The booking branch will be determined on the respective trade date for the respective ROS.

What are the tax consequences of the ROS?

The United States federal income tax consequences of your investment in the ROS are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-41 of the ROS product supplement and discuss the tax consequences of your particular situation with your tax advisor.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the ROS. Pursuant to the terms of the ROS, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your ROS as a pre-paid derivative contract with respect to the underlying equity. If your ROS are so treated, subject to the discussion below with respect to “constructive ownership” transactions and “PFICs” you should generally recognize long-term capital gain or loss upon the sale or maturity of your ROS in an amount equal to the difference between the amount you receive at such time and the amount you paid for your ROS if you have held your ROS for more than one year.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your ROS in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the ROS, it is possible that your ROS could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations  — Alternative Treatments” on page PS-43 of the ROS product supplement.

A “constructive ownership transaction” includes certain contracts under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the shares of an underlying ETF). Under the “constructive ownership” rules, if an investment in securities is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a U.S. holder (as defined under “Supplemental U.S. Tax Consideration” on page PS-41 of the ROS product supplement) in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”)) of the U.S. holder (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued such that the amount in each successive year is equal to the income in the prior year increased at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security).

Although the matter is not clear, all or a portion of any gain on the sale or settlement of a ROS after one year could be treated as a “constructive ownership transaction.” If such treatment applies, any “Excess Gain” recognized by a U.S. holder in respect of the ROS would be recharacterized as ordinary income. Moreover, because the U.S. holder does not share in distributions made on ETFs in the underlying equity referenced by the ROS, such distributions should be excluded from the calculation of the amount and character of gain, if any, that would have been realized had the U.S. holder held the shares of ETFs directly. Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the “constructive ownership” rules.

We will not attempt to ascertain whether the issuer of the underlying equity would be treated as a “passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the Code. In the event that the issuer of any stock owned by issuer of the underlying equity were treated as a passive foreign investment company, certain adverse U.S. federal income tax consequences might apply. You should consult your tax advisor regarding the possible consequences to you in the event that one or more issuers of stock is or becomes a passive foreign investment company.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the ROS. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ROS should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the ROS will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code described above should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your ROS for United States federal income tax purposes in accordance with the treatment described above and under ``Supplemental U.S. Tax Considerations” on page PS-41 of the ROS product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of ROS purchased after the bill was enacted to accrue interest income over the term of the ROS despite the fact that there will be no interest payments over the term of the ROS. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your ROS.

Under recently enacted legislation, individuals that own “specified foreign financial assets” may be required to file information with respect to such assets with their income tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the ROS.

PROSPECTIVE PURCHASERS OF ROS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ROS.

Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the underlying equity relative to its starting price. We cannot predict the ending price on the final valuation date or the closing price of the underlying equity on any other trading day. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the underlying equity. The numbers set forth in the examples below have been rounded for ease of analysis.

The following scenario analysis and examples illustrate the payment at maturity for a $10.00 security on a hypothetical offering of the ROS, based on the following assumptions*:

Investment Term:	2 years
Starting Price:	$50
Multiplier:	5
Hypothetical Maximum Gain	38.50%
Hypothetical Range of Underlying Return**	50% to -50%
*	The actual terms will be set on the respective trade date for any offering of the ROS.
**	The underlying return range is provided for illustrative purposes only. The actual underlying return may end up below -50% and you therefore may lose up to 100% of your investment in the ROS.

Example 1 — The price of the underlying equity increases from a starting price of $50.00 to an ending price of $51.50.

The underlying return is calculated as follows:

($51.50 – $50.00) / $50.00 = 3.00%

Because the underlying return is greater than zero, the payment at maturity is calculated as follows:

 $10.00 + [$10.00 × (the lesser of (i) the maximum gain and (ii) the underlying return × 5)]

=$10.00 + [$10.00 × (the lesser of (i) 38.50% and (ii) 3.00% × 5)]

=$10.00 + [$10.00 × (the lesser of (i) 38.50% and (ii) 15.00%)]

=$10.00 + [$10.00 × 15.00%]

=$10.00 + $1.50

=$11.50

Since the underlying return is 3%, you will receive 5 x the underlying return, or a 15% total return, and the payment at maturity is equal to $11.50 per $10.00 principal amount of ROS.

Example 2 — The price of the underlying equity increases from a starting price of $50.00 to an ending price of $60.00.

The underlying return is calculated as follows:

($60.00 – $50.00) / $50.00 = 20.00%

Because the underlying return is greater than zero, the payment at maturity is calculated as follows:

 $10.00 + [$10.00 × (the lesser of (i) the maximum gain and (ii) the underlying return × 5)]

=$10.00 + [$10.00 × (the lesser of (i) 38.50% and (ii) 20.00% × 5)]

=$10.00 + [$10.00 × (the lesser of (i) 38.50% and (ii) 100.00%)]

=$10.00 + [$10.00 × 38.50%]

=$10.00 + $3.85

=$13.85

Since 5 × the underlying return of 20% is more than the maximum gain of 38.50%, your return will be capped at the maximum gain of 38.50%, and the payment at maturity is equal to $13.85 per $10.00 principal amount of ROS.

Example 3 — The price of the underlying equity decreases from a starting price of $50.00 to an ending price of $40.00.

The underlying return is calculated as follows:

($40.00 – $50.00) / $50.00 = -20.00%

Because the underlying return is less than zero, the payment at maturity is calculated as follows:

 $10.00 + ($10.00 × underlying return)

=$10.00 + ($10.00 × -20.00%)

=$10.00 – $2.00

=$8.00 (a 20% loss)

Accordingly, if the ending price of the underlying equity is below the starting price on the final valuation date, you may lose up to 100% of your principal.

Key Risks

An investment in the ROS involves significant risks. Some of the risks that apply to the ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the ROS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS.

♦	You may lose some or all of your principal — The ROS do not guarantee any return of principal at maturity. The ROS are fully exposed to any decline in the price of the underlying equity on the final valuation date relative to the trade date. You will lose 1% (or a fraction thereof) of your principal for each percentage point (or a fraction thereof) that the underlying return is negative.
♦	Your growth potential is limited — If the underlying return is positive, the underlying return will be multiplied by the multiplier, subject to the maximum gain on the ROS. Therefore, you will not benefit from any positive underlying return, multiplied by the multiplier, in excess of the maximum gain. YOU WILL NOT RECEIVE A RETURN ON THE ROS GREATER THAN THE MAXIMUM GAIN.
♦	Credit of the Issuer — The ROS are senior unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS depends on the ability of UBS, to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ROS and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ROS.
♦	Maximum potential return only at maturity — You can earn the potential maximum return from UBS, as Issuer, only if you hold your ROS to maturity.
♦	Single ETF risk — The price of the underlying equity can rise or fall sharply due to factors specific to the underlying equity or the securities constituting the assets of the issuer of the underlying equity (“underlying assets”), such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the ROS and you will not receive any dividend payments or other distributions on the underlying equity (and any such dividends or distributions will not be factored into the calculation of the payment at maturity on your ROS).
♦	Owning the ROS is not the same as owning the underlying equity — The return on your ROS may not reflect the return you would realize if you actually owned the underlying equity. For instance, you will not receive or be entitled to receive any voting rights, dividend payments or other distributions during the term of the ROS, and any such dividends or distributions will not be factored into the calculation of the payment at maturity on your ROS.
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network, unless otherwise specified in the applicable pricing supplement. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. If you are able to sell your ROS prior to maturity, you may have to sell them at a substantial loss.
♦	Price prior to maturity — The market price of the ROS will be influenced by many unpredictable and interrelated factors, including the price of the underlying equity; the volatility of the underlying equity; the dividend rate paid on the underlying equity; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the underlying equity and/or over-the-counter options, futures or other instruments with return linked to the performance of the underlying equity, may adversely affect the market price of the underlying equity and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuer of the underlying equity or the underlying assets of the underlying equity, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the ROS. Any such research, opinions or recommendations could affect the price of the underlying equity, and therefore the market value of the ROS.
♦	The value of the underlying equity may not completely track the value of the securities in which the underlying equity invests — Although the trading characteristics and valuations of the underlying equity will usually mirror the characteristics and valuations of the securities in which the iShares MSCI Emerging Markets Index Fund (``EEM Fund”) invests, its value may not completely track the value of those underlying assets. The value of the underlying equity will reflect transaction costs and fees that the underlying assets do not have. In addition, although the underlying equity is currently listed for trading on an exchange, there is no assurance that an active trading market will continue for the underlying equity or that there will be liquidity in the trading market.

♦	Fluctuation of NAV — The net asset value (the “NAV”) of an exchange traded fund may fluctuate with changes in the market value of such exchange traded fund’s securities holdings. The market prices of the underlying equity may fluctuate in accordance with changes in the EEM Fund’s NAV and supply and demand on the exchange on which the underlying equity is listed. In addition, the market price of the underlying equity may differ from its NAV per share; shares of the underlying equity may trade at, above or below its NAV per share.
♦	Failure of the underlying equity to track the level of its underlying index — While the EEM Fund is designed and intended to track the level of the MSCI Emerging Markets® Index (the “underlying index”), various factors, including fees and other transaction costs, will prevent the underlying equity from correlating exactly with changes in the level of the underlying index. Accordingly, the performance of the underlying equity will not be equal to the performance of the underlying index during the term of the ROS.
♦	The ROS are subject to currency exchange rate risk — The EEM Fund invest in securities that are traded on non-U.S. markets; the trading price of the securities in which the EEM Fund invests generally will reflect the U.S. dollar value of those securities. Therefore, holders of the ROS will be exposed to currency exchange rate risk with respect to the currencies in which such securities trade. The values of the currencies of the countries in which the EEM Fund may invest may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. An investor’s net exposure will depend on the extent to which the non-U.S. currency strengthens or weakens against the U.S. dollar and the relative weight of each security in the portfolios of the EEM Fund. If, taking into account such weighting, the dollar strengthens against the non-U.S. currency, the value of the underlying assets of EEM Fund will be adversely affected and the value of the ROS may decrease.
♦	The ROS are subject to non-U.S. securities market risk — The ROS are linked to shares of the EEM Fund and therefore, are subject to risks associated with non-U.S. securities markets. An investment in securities linked directly or indirectly to the value of securities issued by non-U.S. companies involves particular risks. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange.
♦	The ROS are subject to emerging markets risk — The ROS are linked to shares of the EEM Fund and therefore, are subject to emerging markets risk. Investments in securities linked directly or indirectly to emerging market equity securities involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Securities of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies’ value. These factors could include changes in the emerging market government’s economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the ROS are susceptible, before making a decision to invest in the ROS.
♦	Antidilution protection is limited — For certain corporate events affecting the underlying equity, the calculation agent may make adjustments to the starting price. However, the calculation agent will not make such adjustments in response to all events that could affect the underlying equity. If an event occurs that does not require the calculation agent to make such adjustments, the value of the ROS may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made by the calculation agent. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in the product supplement as necessary to achieve an equitable result.
♦	Uncertain Tax Treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation. See “What Are the Tax Consequences of the ROS” on page 6.

Information about the Underlying Equity

All disclosures contained in this free writing prospectus regarding the underlying equity are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the underlying equity contained in this free writing prospectus. You should make your own investigation into the underlying equity.

Included on the following pages is a brief description of the issuer of the underlying equity. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for the underlying equity. The information given below is for the four calendar quarters in each of 2006, 2007, 2008 and 2009 and the first calendar quarter of 2010. Partial data is provided for the second calendar quarter of 2010. We obtained the closing price information set forth below from the Bloomberg Professional service (``Bloomberg”) without independent verification. You should not take the historical prices of the underlying equity as an indication of future performance.

The underlying equity is registered under the Securities Exchange Act of 1934 (the ``Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the underlying equity with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the issuer of the underlying equity under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

The iShares® MSCI Emerging Markets Index Fund

We have derived all information regarding the iShares® MSCI Emerging Markets Index Fund (“EEM Fund”) contained in this pricing supplement from publicly available information. Such information reflects the policies of, and is subject to changes by BFA, the investment manager of the EEM Fund. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The EEM Fund is one of the twenty-five separate investment portfolios that constitute iShares, Inc. The investment advisor for the EEM Fund is BFA, a wholly-owned subsidiary of BlackRock Institutional Trust Company, N.A., which in turn is a majority-owned subsidiary of BlackRock, Inc. BFA has overall responsibility for the general management and administration of iShares, Inc. The EEM Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the emerging markets, as measured by the MSCI Emerging Markets® Index. Information filed by iShares, Inc. with the SEC under the Securities Exchange Act and the Investment Company Act can be found by reference to its SEC file number: 001-11653 and 811-09102. The EEM Fund’s website is http://us.ishares.com/product_info/fund/overview/EEM.htm. The EEM Fund is listed on the NYSE Arca under ticker symbol “EEM.”

The MSCI Emerging Markets® Index was developed by Morgan Stanley Capital International Inc. (“MSCI”) and is calculated, maintained and published by MSCI. MSCI is under no obligation to continue to publish, and may discontinue or suspend the publication of the MSCI Emerging Markets® Index at any time. The MSCI Emerging Markets® Index has been developed by MSCI as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets.

The EEM Fund uses a representative sampling strategy to try to track the MSCI Emerging Markets® Index. Representative sampling is an indexing strategy that involves investing in a representative sample of the securities included in the MSCI Emerging Markets® Index that collectively has an investment profile similar to the MSCI Emerging Markets® Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of the MSCI Emerging Markets® Index. The EEM Fund may or may not hold all of the securities that are included in the MSCI Emerging Markets® Index.

As of March 31, 2010, the EEM Fund held stocks from the following 23 emerging markets: Brazil, Bermuda, Chile, China, Colombia, the Czech Republic, Egypt, Hungary, India, Indonesia, Ireland, Israel, Malaysia, Mexico, Peru, the Philippines, Poland, the Russian Federation, South Africa, South Korea, Taiwan, Thailand and Turkey. As of March 31, 2010, the EEM Fund’s three largest industry holdings were financials, energy and materials.

Historical Information

The following table sets forth the quarterly high and low closing prices for the EEM Fund, based on daily closing prices on the NYSE Arca, as reported by Bloomberg. The closing price of the EEM Fund on May 3, 2010 was $42.28. You should not take the historical prices of the underlying equity as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$33.59	$30.43	$33.01
4/3/2006	6/30/2006	$37.03	$27.33	$31.23
7/3/2006	9/29/2006	$33.14	$29.20	$32.29
10/2/2006	12/29/2006	$38.15	$31.80	$38.10
1/3/2007	3/30/2007	$39.53	$35.03	$38.75
4/2/2007	6/29/2007	$44.42	$39.13	$43.82
7/2/2007	9/28/2007	$50.11	$39.50	$49.78
10/1/2007	12/31/2007	$55.64	$47.27	$50.10
1/2/2008	3/31/2008	$50.37	$42.17	$44.79
4/1/2008	6/30/2008	$51.70	$44.43	$45.19
7/1/2008	9/30/2008	$44.43	$31.33	$34.53
10/1/2008	12/31/2008	$33.90	$18.20	$24.97
1/2/2009	3/31/2009	$27.09	$19.94	$24.81
4/1/2009	6/30/2009	$34.64	$25.65	$32.23
7/1/2009	9/30/2009	$39.29	$34.32	$38.91
10/1/2009	12/31/2009	$41.73	$37.26	$41.50
1/4/2010	3/31/2010	$43.22	$36.83	$42.12
4/1/2010*	5/3/2010*	$43.98	$41.51	$42.28
*	As of the date of this free writing prospectus available information for the second calendar quarter of 2010 includes data for the period from April 1, 2010 through May 3, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2010.

The graph below illustrates the performance of the EEM Fund from August 29, 2003 through May 3, 2010, based on information from Bloomberg. Past performance of the EEM Fund is not indicative of the future performance of the EEM Fund.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2009	CHF	USD
	(in millions)
Debt
Debt issued(1)	230,526	222,648
Total Debt	230,526	222,648
Minority Interest(2)	7,620	7,360
Shareholders’ Equity	41,013	39,612
Total capitalization	279,159	269,620
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position based on remaining maturities.
(2)	Includes Trust Preferred Securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.96583 exchange rate in effect as of December 31, 2009.

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents”, and the Agents will agree to purchase, all of the ROS at the issue price less the underwriting discount indicated on the cover of this free writing prospectus.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the ROS and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of NASD Rule 2720. Consequently, this offering is being conducted in compliance with the provisions of NASD Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Securities in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.